Exhibit 99.2

Baijiayun Group Ltd Completes Transition into a Pure-play RTC Provider with Divestiture of Fuwei Films

BEIJING, March 13, 2023 -- Baijiayun Group Ltd (“Baijiayun” or the “Company”) (Nasdaq: RTC), a video-centric technology solution provider with core expertise in SaaS/PaaS solutions, today announced that on March 9, 2023, it entered into a securities purchase agreement (the “SPA”) with Aoji Holdings Co., Ltd (“Aoji” or the “Purchaser”) to divest the Company’s 100% equity ownership in Fuwei Films (BVI) Co., Ltd. for a cash consideration of US$30 million (the “Transaction”). The closing of the Transaction is expected to take place by the end of March 2023 (the “Closing Date”), subject to the satisfaction of closing conditions set forth in the SPA. The completion of the Transaction marks the Company’s transition into a pure-play real-time communications (RTC) solutions provider.

Background and Terms of Transaction

●	On July 18, 2022, Fuwei Films (Holdings) Co., Ltd (then Nasdaq: FFHL or “Fuwei Films”) entered into an agreement and plan of merger with BaiJiaYun Limited (“BJY”), pursuant to which a wholly-owned subsidiary of Fuwei was merged with and into BJY (the “Merger”), with BJY being the surviving entity.

●	The Merger was consummated on December 23, 2022, upon which BJY became a wholly-owned subsidiary of Fuwei Films, and the combined company changed its name from “Fuwei Films (Holdings) Co., Ltd.” to “Baijiayun Group Ltd” and its ticker from “FFHL” to “RTC.” Trading under the new ticker began on December 30, 2022.

●	Prior to the Merger, Fuwei Films, through Fuwei Films (BVI) Co., Ltd. and its subsidiary, Fuwei Films (Shandong) Co., Ltd., developed, manufactured, and distributed high-quality plastic film using the biaxially-oriented stretch technique, otherwise known as BOPET film. As a result of the Merger, the Company assumed and began conducting the video-centric technology solution business of BJY.

●	Following the consummation of the Merger, it was Baijiayun management team’s strategic intent to divest its 100% equity ownership in Fuwei Films (BVI) Co., Ltd. at a fair valuation from a financial point of view to the Company.

●	The audit committee (the “Audit Committee”) of the board of directors of the Company engaged Kroll, LLC via its Duff & Phelps Opinions Practice (“Duff & Phelps”) to serve as an independent financial advisor to the Audit Committee and to provide an opinion as to the fairness, from a financial point of view, to the Company of the consideration to be received by the Company in the Transaction.

●	Duff & Phelps has concluded that the consideration to be received by the Company in the Transaction is fair from a financial point of view to the Company, and delivered its opinion to the Audit Committee on February 23, 2023.

●	No later than six months after the Closing Date, the Purchaser shall deliver or cause to be delivered to Baijiayun an amount in cash equal to US$30 million.

The foregoing description of the SPA and the Transaction does not purport to be complete and is qualified in its entirety to the full text of the SPA, which is filed as Exhibit 99.1 to a current report on Form 6-K filed by the Company with the Securities and Exchange Commission on March 13, 2023.

All subject securities as contemplated by the SPA were sold pursuant to an exemption from the registration requirements under the Securities Act of 1933, as amended. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state.

“We are pleased with the successful divestiture of Fuwei Films in a timely manner as we execute our strategic growth plan of seizing greater market share in the fast-growing video cloud market,” commented Mr. Gangjiang Li, chairman of the board and chief executive officer of the Company. “The entire management team remain laser-focused on solidifying Baijiayun’s leadership as an integrated video-centric technology solutions provider and building AI-powered next-generation video applications across multiple verticals.”

About Baijiayun Group Ltd

Baijiayun is a video-centric technology solution provider with core expertise in SaaS/PaaS solutions. Baijiayun is committed to delivering reliable, high-quality video experiences across devices and localities and has grown rapidly since the inception in 2017. Premised on its industry-leading video-centric technologies, Baijiayun offers a wealth of video-centric technology solutions including Video SaaS/PaaS, Video Cloud and Software, and Video AI and System Solutions. Baijiayun is catered to the evolving communications and collaboration needs of enterprises of all sizes and industries, which makes Baijiayun a one-stop video-centric technology solution provider.

Safe Harbor Statement

This press release contains certain “forward-looking statements.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the parties’ perspectives and expectations, are forward-looking statements. The words “will,” “expect,” “believe,” “estimate,” “intend,” “plan” and similar expressions indicate forward-looking statements.

Such forward-looking statements are inherently uncertain, and shareholders and other potential investors must recognize that actual results may differ materially from the expectations as a result of a variety of factors. Such forward-looking statements are based upon management’s current expectations and include known and unknown risks, uncertainties, and other factors, many of which are hard to predict or control, that may cause the actual results, performance, or plans to differ materially from any future results, performance or plans expressed or implied by such forward-looking statements. The forward-looking information provided herein represents the Company’s estimates as of the date of this press release, and subsequent events and developments may cause the Company’s estimates to change.

The Company specifically disclaims any obligation to update the forward-looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company’s estimates of its future financial performance as of any date subsequent to the date of this press release.

A further list and description of risks and uncertainties can be found in the documents that the Company has filed or furnished or may file or furnish with the U.S. Securities and Exchange Commission, which you are encouraged to read. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and the Company undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

Investor / Media Contact:

Crocker Coulson

CEO, AUM Media, Inc.

(646) 652 7185

crocker.coulson@aummedia.org

Company Contact:

Yong Fang

CFO, Baijiayun Group Ltd

(267) 939 5080

fangyong@baijiayun.com

Source: Baijiayun Group Ltd